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FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Statement by Holding Company Claiming Exemption Under
Rule U-2 from the Provisions of the Public
Utility Holding Company Act of 1935

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

FEBRUARY 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2	FILE NO. 0-8763

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1.     Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

          (a)   Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, III Exploration Company, InterWest Capital, Inc., and III Argentina Company.

          (b)   Century Partners—Idaho Limited Partnership ("Century Partners—Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners—Idaho has no operations other than investing in the securities of the Company.

          (c)   Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation, and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

          (d)   III Exploration Company ("Exploration") was incorporated in October 1992 under the laws of the State of Idaho. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits. In December of 2000, Exploration completed the acquisition of 100% of the stock of Petroglyph Energy, Inc. ("Petroglyph"). Petroglyph is an Idaho corporation organized to acquire, explore for, produce and sell oil and natural gas. On September 29, 2001, Exploration entered into a transaction in which virtually all of the oil and gas property and equipment were transferred to III Exploration II Limited Partnership ("Exploration Partnership"). Petroglyph is the sole general partner and the Class A Limited Partner of Exploration Partnership. As the sole general partner, Petroglyph exercises control over the operations and governance of Exploration Partnership. Industries is a Class B Limited Partner of Exploration Partnership. Exploration Partnership is consolidated into Exploration.

          (e)   InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

1

          (f)    III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

        2.     A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

          (a)   Claimant neither owns nor operates any physical properties.

          (b)   Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 2004, such property included office buildings, warehouses, and approximately 10,000 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 268,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

          (c)   Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

        3.     The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

          (a)   Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

      Electric Sales—None

      Natural Gas Distributed or Transported—477,603,000 Therms

          (b)   Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

      None

          (c)   Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

      None

          (d)   Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

      Electric energy purchased—None

      Natural gas purchased—277,484,000 Therms

2

        4.     The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None

          (b)   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None

          (c)   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None

          (d)   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None

          (e)   Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

      None

EXHIBIT A

        A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.

EXHIBIT B

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      None

3

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.

INTERMOUNTAIN INDUSTRIES, INC.
Attest:	By	/s/ PAUL R. POWELL Paul R. Powell Senior Vice President and Chief Financial Officer
/s/ JAMES E. SIMMERMAN James E. Simmerman Assistant Secretary and Assistant Treasurer
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
Attest:	By	/s/ RICHARD HOKIN Richard Hokin General Partner
/s/ SUSAN PANZER Susan Panzer Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Paul R. Powell
  Senior Vice President and Chief Financial Officer
  Intermountain Industries, Inc.
  PO Box 7608
  Boise, ID 83707-1608

4

EXHIBIT A
(Pages 1 through 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
OPERATING REVENUES	$—	$235,952
COST OF SALES	—	169,835

GROSS MARGIN	—	66,117

OPERATING EXPENSES:
Operation and maintenance	2,103	35,279
Depreciation, amortization and depletion	—	14,124
General taxes	—	3,431

	2,103	52,834

OPERATING INCOME	(2,103)	13,283

OTHER INCOME (EXPENSE), NET:
Equity in earnings of subsidiary companies	8,425	—
Other, net	1,991	(122)

	10,416	(122)

GROSS INCOME	8,313	13,161
INTEREST CHARGES	1,137	4,659

NET INCOME BEFORE TAXES	7,176	8,502
INCOME TAX EXPENSE (BENEFIT)	(1,197)	2,975

NET INCOME BEFORE MINORITY INTEREST	8,373	5,527
MINORITY INTEREST	—	—

INCOME BEFORE DISCONTINUED OPERATIONS	8,373	5,527
Gain on disposal of assets	—	—

NET INCOME	8,373	5,527

Less dividends on common stock	4,601	6,500
Other comprehensive income	(1,763)	—
RETAINED EARNINGS AND OTHER COMPREHENSIVE INCOME—DECEMBER 31, 2003	131,769	51,981

RETAINED EARNINGS AND OTHER COMPREHENSIVE INCOME—DECEMBER 31, 2004	$133,778	$51,008

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$44,011	$314	$—	$280,277	$(314)	$279,963
17,731	—	—	187,566	—	187,566

26,280	314	—	92,711	(314)	92,397

—	310	—	37,692	(314)	37,378
7,454	28	—	21,606	—	21,606
1,770	—	—	5,201	—	5,201

9,224	338	—	64,499	(314)	64,185

17,056	(24)	—	28,212	—	28,212

—	—	6,134	14,559	(14,559)	—
928	—	7	2,804	—	2,804

928	—	6,141	17,363	(14,559)	2,805

17,984	(24)	6,141	45,575	(14,559)	31,016
2,020	9	—	7,825	—	7,825

15,964	(33)	6,141	37,750	(14,559)	23,191
1,329	813	—	3,920	—	3,920

14,635	(846)	6,141	33,830	(14,559)	19,271
(13,005)	—	—	(13,005)	—	(13,005)

1,630	(846)	6,141	20,825	(14,559)	6,266
331	1,783	—	2,114	—	2,114

1,961	937	6,141	22,939	(14,559)	8,380

6,082	1,500	—	18,683	(14,082)	4,601
2,938	—	—	1,175	(2,938)	(1,763)
(3,895)	(8,029)	101,770	273,596	(128,702)	144,894

$(5,078)	$(8,592)	$107,911	$279,027	$(132,117)	$146,910

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—ASSETS
DECEMBER 31, 2004

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
PROPERTY, PLANT, AND EQUIPMENT:
Utility plant	$—	$351,862
Less accumulated depreciation	—	186,724

	—	165,138

Oil and gas property	—	5
Less accumulated depreciation & depletion	—	5

	—	—

INVESTMENTS AND OTHER ASSETS:
Investment in affiliates	109,642	—
Other	1,996	346

	111,638	346

CURRENT ASSETS:
Cash and temporary cash investments	255	385
Restricted cash	—	—
Notes receivable from affiliates	73,975	—
Accounts receivable, less reserves	—	28,691
Accounts receivable from affiliates	1,099	88
Cost of gas delivered but unbilled	—	13,873
Natural gas in storage	—	7,143
Materials and supplies	—	1,424
Income tax receivable	—	—
Prepayments	—	753
Deferred gas costs	—	8,520
Fair value of hedging instruments	—	—

	75,329	60,877

DEFERRED CHARGES:
Unamortized debt expense	—	1,004
Deferred tax credits	5,358	—
Deferred income taxes	626	—
Other	1,638	7

	7,622	1,011

	$194,589	$227,372

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$—	$—	$—	$351,862	$—	$351,862
—	—	—	186,724	—	186,724

—	—	—	165,138	—	165,138

158,706	15	—	158,726	—	158,726
31,744	15	—	31,764	—	31,764

126,962	—	—	126,962	—	126,962

—	—	100,054	209,696	(209,696)	—
60	791	—	3,193	—	3,193

60	791	100,054	212,889	(209,696)	3,193

424	407	10	1,481	—	1,481
5,773	—	—	5,773	—	5,773
—	—	—	73,975	(73,975)	—
8,057	351	—	37,099	—	37,099
—	125	—	1,312	(1,312)	—
—	—	—	13,873	—	13,873
77	—	—	7,220	—	7,220
1,012	—	—	2,436	—	2,436
8,435	—	—	8,435	—	8,435
283	—	—	1,036	—	1,036
—	—	—	8,520	—	8,520
—	—	—	—	—	—

24,061	883	10	161,160	(75,287)	85,873

—	—	—	1,004	—	1,004
14,444	—	—	19,802	—	19,802
—	5,033	—	5,659	—	5,659
1	—	—	1,646	—	1,646

14,445	5,033	—	28,111	—	28,111

$165,528	$6,707	$100,064	$694,260	$(284,983)	$409,277

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES
DECEMBER 31, 2004

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
CAPITALIZATION:
Common stock	$3,865	$1,513
Note receivable from shareholder	(400)	—
Premium on common stock	—	14,809
Treasury stock, at cost	(1,855)	—
Other comprehensive income	(6,380)	—
Retained earnings	140,158	51,008

	135,388	67,330
Long-term debt	36,600	71,400

	171,988	138,730

PARTNERS' CAPITAL	—	—

MINORITY INTEREST	—	—

CURRENT LIABILITIES:
Notes payable to affiliates	—	—
Accounts payable	862	54,874
Accounts payable to affiliates	126	691
Interest	91	1,254
General taxes	—	5,210
Income taxes	12,409	760
Fair value of hedging instruments	—	—
Other current liabilities	—	959

	13,488	63,748

DEFERRED CREDITS:
Deferred income taxes	—	8,575
Unamortized investment tax credits	—	5,341
Regulatory liability—deferred income taxes	—	3,840
Customer advances for construction	—	2,379
Asset retirement obligation	—	—
Other	9,113	4,759

	9,113	24,894

	$194,589	$227,372

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$7,550	$1	$—	$12,929	$(12,929)	$—
—	—	—	(400)	400	—
34,481	13,950	—	63,240	(63,240)	—
—	—	—	(1,855)	1,855	—
(5,078)	—	—	(11,458)	11,458	—
—	(8,592)	—	182,574	(182,574)	—

36,953	5,359	—	245,030	(245,030)	—
10,000	—	—	118,000	—	118,000

46,953	5,359	—	363,030	(245,030)	118,000

—	—	100,064	100,064	(679)	99,385

20,966	—	—	20,966	36,013	56,979

73,975	—	—	73,975	(73,975)	—
10,431	6	—	66,173	—	66,173
495	—	—	1,312	(1,312)	—
—	—	—	1,345	—	1,345
213	—	—	5,423	—	5,423
—	551	—	13,720	—	13,720
8,541	—	—	8,541	—	8,541
—	—	—	959	—	959

93,655	557	—	171,448	(75,287)	96,161

—	—	—	8,575	—	8,575
—	—	—	5,341	—	5,341
—	—	—	3,840	—	3,840
—	—	—	2,379	—	2,379
3,724	—	—	3,724	—	3,724
230	791	—	14,893	—	14,893

3,954	791	—	38,752	—	38,752

$165,528	$6,707	$100,064	$694,260	$(284,983)	$409,277

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2004

1.
Minority shareholders hold 26.7% of the Company's outstanding common stock.

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EXHIBIT A (Pages 1 through 7)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2004
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING BALANCE SHEET—ASSETS DECEMBER 31, 2004
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES DECEMBER 31, 2004
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP NOTES TO CONSOLIDATING FINANCIAL STATEMENTS DECEMBER 31, 2004